Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-186977

Dated June 6, 2013

Relating to Preliminary Prospectus Supplement dated June 3, 2013

Safe Bulkers, Inc.

8.00% Series B Cumulative Redeemable Perpetual Preferred Shares

FINAL TERM SHEET

Dated June 6, 2013

Issuer:	Safe Bulkers, Inc.
Securities Offered:	8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series B Preferred Shares”)
Trade Date:	June 6, 2013
Settlement Date:	June 13, 2013 (T+5)(1)
Offering Size:	800,000 Series B Preferred Shares ($20,000,000 aggregate liquidation preference) (or 920,000 Series B Preferred Shares ($23,000,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional shares in full). In addition, 800,000 Series B Preferred Shares are being sold through a private placement to Chalkoessa Maritime Inc., an entity associated with the chief executive officer of Safe Bulkers, Inc., Polys Hajioannou
Maturity:	Perpetual
Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights
Dividend Payment Dates:	Quarterly on January 30, April 30, July 30 and October 30, commencing July 30, 2013 (each, a “Dividend Payment Date”)
Dividends:	Will accrue and be cumulative from the date the Series B Preferred Shares are originally issued and will be payable on each Dividend Payment Date, when, as and if declared by Issuer’s board of directors
Dividend Rate:	Will be 8.00% per annum per $25.00 of liquidation preference per share (equal to $2.00 per share), subject to increase upon (i) a Covenant Default, (ii) a Cross Default, (iii) a Dividend Payment Default or (iv) a Failure to Redeem (each as defined in the prospectus supplement), in which case the dividend rate payable on the Series B Preferred Shares shall increase, subject to an aggregate maximum rate per annum of 25% prior to July 30, 2016 and 30% thereafter, to a rate that is 1.25 times the dividend rate payable on the Series B Preferred Shares as of the close of business on the day immediately preceding the Covenant Default, Cross Default, Divided Payment Default or Failure to Redeem, as applicable, and on each subsequent Dividend Payment Date, the dividend rate payable shall increase to a rate that is 1.25 times the dividend rate payable on the Series B Preferred Shares as in effect as of the close of business on the day immediately preceding such Dividend Payment Date, until the Covenant Default, Cross Default or Dividend Payment Default is cured or the Series B Preferred Shares are no longer outstanding
Optional Redemption:	At the option of the Issuer anytime on or after July 30, 2016, in whole or in part, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption. A failure to redeem all the Series B Preferred Shares on or prior to July 30, 2018 shall constitute a Failure to Redeem.

Issue Price:	$25.00 per share
Day Count:	30/360
Net Proceeds to the Issuer (before expenses):	$19,328,000 (or $22,208,000 if the underwriters exercise their option to purchase additional shares in full)
Joint Bookrunners	Incapital LLC (Sole Structuring Agent) and DNB Markets, Inc.
Co-Manager	Evercore Group L.L.C.
Ratings	The Series B Preferred Shares will not be rated by a nationally recognized statistical rating organization
Listing:	The Issuer intends to file an application to list the Series B Preferred Shares on the New York Stock Exchange
CUSIP/ISIN:	Y7388L 111 / MHY7388L1112

(1) The Issuer expects that delivery of the Series B Preferred Shares will be made against payment therefor on June 13, 2013, which will be five business days following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC promulgated under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series B Preferred Shares on the date hereof or on the next business day will be required, by virtue of the fact that the Series B Preferred Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Series B Preferred Share who wish to trade the Series B Preferred Shares on the date hereof or on the next business day should consult their own advisor.

Changes to Preliminary Prospectus Supplement

1. The first sentence under “Capitalization” on page S-24 of the preliminary prospectus supplement is replaced in its entirety with the following sentence:

The following table sets forth, as of March 31, 2013, our capitalization:

  On an actual basis;
    On an as adjusted basis to give effect to the following transactions, which occurred between April 1, 2013 and May 31, 2013:
    the repayment of loans amounting to $12.9 million;
    the declaration of the first quarter 2013 dividend of $0.05 per common share payable on June 7, 2013, in a total amount $3.8 million; and
    the issuance of 6,048 common shares to our non-executive independent directors.

  On a further adjusted basis to give effect to:
    the issuance and sale of 800,000 Series B Preferred Shares in this offering and the issuance and sale of 800,000 Series B Preferred Shares to Chalkoessa in the concurrent private placement; after deducting estimated underwriting discount and estimated offering expenses of $1.0 million, resulting in net proceeds of approximately $39.0 million.

2. The table under “Capitalization” on page S-24 of the preliminary prospectus supplement is replaced in its entirety with the following table:

	As of March 31, 2013
	Actual	Adjusted	As Further Adjusted
	(in thousands of U.S. dollars)

Debt:
Current portion of long-term debt	$22,576	$18,411	$18,411
Long-term debt, net of current portion	527,944	519,288	519,288
Total debt (1)(2)	$550,520	$537,699	$537,699
Stockholders’ equity:
Series B Preferred Shares	$—	$—	$16
Common stock	77	77	77
Additional paid-in capital	150,299	150,299	189,261
Retained earnings	287,746	283,912	283,912
Total stockholders’ equity	$438,122	$434,288	$473,266
Total capitalization	$988,642	$971,987	$1,010,965
(1) All bank debt is issued by our subsidiaries and is secured. (2) Total debt does not include the fair value of the derivative liabilities, which was $7.9 million as of March 31, 2013.

Other financial information presented in the preliminary prospectus supplement are deemed to have changed to the extent affected by the changes described herein.

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This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series B Preferred Shares and is not soliciting an offer to buy the Series B Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus may be obtained from Incapital LLC, 200 S. Wacker Drive, Suite 3700, Chicago, IL 60606, attention: DCM Prospectus Department, email: prospectus_requests@incapital.com, or DNB Markets, Inc., 200 Park Avenue, 31st Floor, New York, NY 10166, telephone: (212) 551-9814.

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